[Letterhead of North Fork Bancorporation, Inc.]



                                            October 2, 2000


VIA ELECTRONIC SUBMISSION AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Pamela Carmody, Esq.

                    Re:    North Fork Bancorporation, Inc.
                           Withdrawal of Registration Statement on Form S-4 (Registration No. 333-32492)
                           ------------------------------------------------

Ladies and Gentlemen:

        We hereby request that the Securities and Exchange Commission withdraw the Registration Statement on Form S-4 (Registration No. 333-32492) of North Fork Bancorporation, Inc (the "Company") pursuant to Rule 477 of the Securities Act of 1933, as amended. The grounds for withdrawal are that the offer (the "Offer") by the Company to exchange
0.9302 shares of the common stock of the Company and $2.00 in cash for each outstanding share of the common stock of Dime Bancorp, Inc. (the "Dime Shares") expired as of 12:00 midnight, New York City time, on September 29, 2000, without the conditions to the Offer being satisfied. The Company has instructed its exchange agent to return promptly all Dime Shares theretofore tendered pursuant to the Offer and not withdrawn.

                                    Very truly yours,

                                    NORTH FORK BANCORPORATION, INC.


                                    By:   /s/ John Adam Kanas
                                         --------------------------
                                         Name:   John Adam Kanas
                                         Title:  Chairman, President and
                                                 Chief Executive Officer

cc: The New York Stock Exchange